FORM 4                                                    OMB Approval
                                                ------------------------------
[__] Check this box if no longer                OMB Number           3235-0287
     subject to Section 16.  Form 4 or          Expires:     December 31, 2001
     Form 5 obligations may continue.           Estimated average burden
     See Instruction 1(b).                       hours per response        0.5
                                                ------------------------------

            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
 Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person*

     Corporate Management Services, Inc.
     7899 West Frost Drive
     Littleton, Colorado  80128

2.   Issuer Name and Ticker or Trading Symbol

     Bail Corporation

3.   I.R.S. Identification Number of Reporting Person, if an entity
     (Voluntary)

4.   Statement for Month/Year

     3/2001

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     [__] Director [X] 10% Owner [__] Officer (give title below)
     [__] Other (specify below)


     -------------------

7.   Individual or Joint/Group Filing (Check Applicable Line)

       X   Form filed by One Reporting Person
     _____

     _____ Form Filed by More than One Reporting Person

------------------------------------------------------------------------------

          Table I   Non-Derivative Securities Acquired, Disposed of,
                               or Beneficially Owned
------------------------------------------------------------------------------
1.Title of Security|2.Trans-|3.Trans-|4.Securities Acquired (A) |5.Amount of
(Instr. 3)         |action  |action  |or Disposed of (D)        |Securities
                   |Date    |Code    |(Instr. 3, 4 and 5)       |Beneficially
                   |        |(Instr. |                          |Owned at
                   |(Month/ | 8)     |                          |End of Month
                   | Day/   |________|__________________________|(Instr.
                   | Year)  |Code| V |Amount |(A) or (D)|Price  | 3 and 4)
___________________|________|____|___|______ |__________|______ |_____________
Common Stock       | 3/3/01 |  S |   |900,000|     D    |$.00111|   100,000
___________________|________|____|___|_______|__________|_______|_____________

---------------------------------------------------------------
6.Ownership Form:  |7.Nature of
  Direct (D) or    |  Indirect Beneficial
  Indirect (I)     |  Ownership
  (Instr. 4)       |  (Instr. 4)
___________________|___________________________________________
         D         |
___________________|___________________________________________

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

------------------------------------------------------------------------------

Table II   Derivative Securities Acquired, Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------
1.Title of Derivative|2.Con-  |3.Trans-|4.Trans-|5.Number of|6.Date |7.Title
Security (Instr.4)   |version |action  |action  |Derivative |Exer-  |and
                     |or Exer-|Date    |Code    |Securities |cisable|Amount of
                     |cise    |(Month/ |(Instr. |Acquired(A)|and    |Under-
                     |Price of| Day/   | 8)     |or Disposed|Expir- |lying
                     |Deriva- | Year)  |        |of (D)     |ation  |Secur-
                     |tive    |        |        |(Instr. 3, |Date   |ities
                     |Security|        |        | 4, and 5) |(Month/|(Instr.
                     |        |        |        |           | Day/  | 3 and 4)
                     |        |        |________|___________| Year  |
                     |        |        |Code| V | (A) | (D) |       |
_____________________|________|________|____|___|_____|_____|_______|_________
                     |        |        |    |   |     |     |       |
_____________________|________|________|____|___|_____|_____|_______|_________

-----------------------------------------------------------
8.Price of |9.Number of  |10.Ownership Form |11.Nature of
Derivative |Derivative   |of Derivative     |Indirect
Security   |Securities   |Security:         |Beneficial
(Instr. 5) |Beneficially |Direct (D) or     |Ownership
           |Owned at End |Indirect (I)      |(Instr. 4)
           |of Month     |(Instr. 4)        |
           |(Instr. 4)   |                  |
___________|_____________|__________________|______________
           |             |                  |
___________|_____________|__________________|______________

Explanation of Responses:



                         /s/ George G. Andrews                4/6/01
                         -------------------------------      ----------------
                         **Signature of Reporting Person      Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.